UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22 )*

XO Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98417K106
(CUSIP Number)
Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
SIGNATURE

SCHEDULE 13D
Item 1. Security and Issuer
     This statement constitutes Amendment No. 22 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of XO Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment Nos. 1 through 21 (as amended by Amendment Nos. 1 through 21, the “Original 13D”), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.
Item 4. Purpose of Transaction
     Item 4 of the Original 13D is hereby amended by adding the following:
     In the period following October 26, 2009, the stated termination date of ACF Holding’s $0.80 per share offer, representatives of ACF Holding continued to discuss the matter with members of the Special Committee and its advisors. ACF Holding’s bid required a majority of the minority stockholders to vote in favor of the merger proposal. During those discussions, a variety of criteria were considered. No counteroffer was ever received from the Special Committee. The Special Committee expressed the view that the $0.80 per share offer undervalued the Issuer and that it would not make a counteroffer. Representatives of ACF Holding pointed out that the CLEC industry faced difficult times ahead and that ACF Holding believed that its offer of $0.80 per share was fair, especially in light of the fact that it required a majority of the minority stockholders to vote for it in order to become effective. Representatives of ACF Holding also pointed out that ACF Holding had raised its proposed merger price from $0.55 to $0.80 per share without receiving a counteroffer. They also stated that the initial offer was made when the market price for the Shares was under $0.30 per share. In light of all of the above facts, ACF Holding is now terminating its offer.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
     The information set forth above in Item 4 is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2009

ACF INDUSTRIES HOLDING CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

HIGHCREST INVESTORS CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

BUFFALO INVESTORS CORP.
By:	/s/ Edward E. Mattner
	Name:	Edward E. Mattner
	Title:	President

STARFIRE HOLDING CORPORATION
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

ARNOS CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Authorized Signatory

ARNOS SUB CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	President

BARBERRY CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

HOPPER INVESTMENTS LLC BY: Barberry Corp., its sole member

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

HIGH RIVER LIMITED PARTNERSHIP BY: Hopper Investments LLC, its general partner

BY: Barberry Corp., its sole member

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

UNICORN ASSOCIATES CORPORATION
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN